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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

OLD DOMINION FREIGHT LINE, INC.

(Name of Issuer)

Common Stock (par value $.10 per share)

(Title of Class of Securities)

679580100 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement ☐

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 19 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). David S. Congdon

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 11,764 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 11,764 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,764

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN (See Item 4)

Page 2 of 19 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). David S. Congdon, Custodian

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 91,617 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 91,617 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,617

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9%

12.	Type of Reporting Person (See Instructions) IN (See Item 4)

Page 3 of 19 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). David S. Congdon Revocable Trust, dated December 3, 1991

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 271,623 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 271,623 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,623

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 4 of 19 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). David S. Congdon Irrevocable Trust #1, dated December 1, 1992

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 80,633 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 80,633 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,633

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 5 of 19 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Irrevocable Trust, dated December 18, 1998, fbo Marilyn Congdon

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 9,503 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 9,503 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,503

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 6 of 19 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Irrevocable Trust, dated December 18, 1998, fbo Kathryn Congdon

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 9,503 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 9,503 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,503

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 7 of 19 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Irrevocable Trust, dated December 18, 1998, fbo Ashlyn Congdon

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 9,503 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 9,503 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,503

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 8 of 19 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Earl E. Congdon Intangibles Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 767,513 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 767,513 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 767,513

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 9 of 19 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Kathryn W. Congdon Intangibles Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 103,000 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 103,000 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 10 of 19 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Helen S. Congdon

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 10,000 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 10,000 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN (See Item 4)

Page 11 of 19 pages

Item 1.

(a)	Name of Issuer:

Old Dominion Freight Line, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

500 Old Dominion Way

Thomasville, NC 27360

Item 2.

(a)	Names of Persons Filing:

(i)	David S. Congdon
(ii)	David S. Congdon, Custodian
(iii)	David S. Congdon Revocable Trust, dated December 3, 1991
(iv)	David S. Congdon Irrevocable Trust #1, dated December 1, 1992
(v)	Irrevocable Trust, dated December 18, 1998, fbo Marilyn Congdon
(vi)	Irrevocable Trust, dated December 18, 1998, fbo Kathryn Congdon
(vii)	Irrevocable Trust, dated December 18, 1998, fbo Ashlyn Congdon
(viii)	Earl E. Congdon Intangibles Trust
(ix)	Kathryn W. Congdon Intangibles Trust
(x)	Helen S. Congdon

(b)	Address of Principal Business Office:

As to (i) through (x):    500 Old Dominion Way

Thomasville, NC 27360

(c)	Place of Organization or Citizenship:

(i),	(ii) and (x) USA
(iii)	through (ix) North Carolina

(d)	Title of Class of Securities:

Common Stock ($.10 par value)

(e)	CUSIP Number:

679580100

Item	3. If this Statement Is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing Is a

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(c) and Rule 13d-1(f), but not a group filing.

Page 12 of 19 pages

Item 4. Ownership.

The securities reported herein are beneficially owned by David S. Congdon, David S. Congdon, as Custodian for his children, the David S. Congdon Revocable Trust, dated December 3, 1991, the David S. Congdon Irrevocable Trust #1, dated December 1, 1992, the Irrevocable Trust, dated December 18, 1998, fbo Marilyn Congdon, the Irrevocable Trust, dated December 18, 1998, fbo Kathryn Congdon, the Irrevocable Trust, dated December 18, 1998, fbo Ashlyn Congdon, the Earl E. Congdon Intangibles Trust, the Kathryn W. Congdon Intangibles Trust and Helen S. Congdon. The total securities reported is 1,364,659 shares of the Issuer’s Common Stock, which constitutes 12.8% of such shares as of December 31, 2002.

As of December 31, 2002, David S. Congdon owns directly 11,764 shares (0.1%) of the Issuer’s Common Stock. That number includes options to purchase 6,000 shares of the Issuer’s Common Stock that are exercisable within 60 days of that date.

As of December 31, 2002, David S. Congdon, as Custodian for his children, owns directly 91,617 shares (0.9%) of the Issuer’s Common Stock.

As of December 31, 2002, David S. Congdon Revocable Trust, dated December 3, 1991, owns directly 271,623 shares (2.6%) of the Issuer’s Common Stock. David S. Congdon, as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2002, David S. Congdon Irrevocable Trust #1 owns directly 80,633 shares (0.8%) of the Issuer’s Common Stock. Although Mr. Congdon’s wife, Helen Congdon, as Trustee, has sole voting and sole dispositive power over those shares, they are shown below under c(ii) and c(iv) as shared voting and power to dispose.

As of December 31, 2002, an Irrevocable Trust, dated December 18, 1998, fbo Marilyn Congdon, has sole voting and dispositive power with respect to 9,503 shares (0.1%) of the Issuer’s Common Stock. David S. Congdon is the trustee. Marilyn Congdon is a child of David S. Congdon.

As of December 31, 2002, an Irrevocable Trust, dated December 18, 1998, fbo Kathryn Congdon, has sole voting and dispositive power with respect to 9,503 shares (0.1%) of the Issuer’s Common Stock. David S. Congdon is the trustee. Kathryn Congdon is a child of David S. Congdon.

As of December 31, 2002, an Irrevocable Trust, dated December 18, 1998, fbo Ashlyn Congdon, has sole voting and dispositive power with respect to 9,503 shares (0.1%) of the Issuer’s Common Stock. David S. Congdon is the trustee. Ashlyn Congdon is a child of David S. Congdon.

As of December 31, 2002, the Earl E. Congdon Intangibles Trust beneficially owns 767,513 (7.2%) of the Issuer’s Common Stock. David S. Congdon is trustee of that trust. Earl E. Congdon is the father of David S. Congdon.

As of December 31, 2002, the Kathryn W. Congdon Intangibles Trust owns 103,000 shares (1.0%) of the Issuer’s Common Stock. David S. Congdon is trustee of that trust. Kathryn W. Congdon is the mother of David S. Congdon.

Page 13 of 19 pages

As of December 31, 2002, Helen S. Congdon, the spouse of David S. Congdon, owns directly 10,000 shares (0.1%) of the Issuer’s Common Stock.

(a)	Amount beneficially owned:

(i)	11,764
(ii)	91,617
(iii)	271,623
(iv)	80,633
(v)	9,503
(vi)	9,503
(vii)	9,503
(viii)	767,513
(ix)	103,000
(x)	10,000

(b)	Percent of Class:

(i)	0.1%
(ii)	0.9%
(iii)	2.6%
(iv)	0.8%
(v)	0.1%
(vi)	0.1%
(vii)	0.1%
(viii)	7.2%
(ix)	1.0%
(x)	0.1%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote

(i)	11,764
(ii)	91,617
(iii)	271,623
(v)	9,503
(vi)	9,503
(vii)	9,503
(x)	10,000

(ii)	Shared power to vote or to direct the vote

(iv)	80,633
(viii)	767,513
(ix)	103,000

Page 14 of 19 pages

(iii)	Sole power to dispose or to direct the disposition of

(i)	11,764
(ii)	91,617
(iii)	271,623
(v)	9,503
(vi)	9,503
(vii)	9,503
(x)	10,000

(iv)	Shared power to dispose or to direct the disposition of

(iv)	80,633
(viii)	767,513
(ix)	103,000

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See information in Item 4, above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

See Item 3 and Item 4, above.

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Page 15 of 19 pages

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 10, 2003.

DAVID S. CONGDON

/s/ David S. Congdon
David S. Congdon

DAVID S. CONGDON, Custodian

/s/ David S. Congdon
David S. Congdon, Custodian for Kathryn Congdon, Marilyn Congdon and Ashlyn Congdon

DAVID S. CONGDON REVOCABLE TRUST, dated December 3, 1991

By:	/s/ David S. Congdon
David S. Congdon, Trustee

DAVID S. CONGDON IRREVOCABLE TRUST #1, dated December 1, 1992

By:	/s/ Helen S. Congdon
Helen S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO MARILYN CONGDON

By:	/s/ David S. Congdon
David S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO KATHRYN CONGDON

By:	/s/ David S. Congdon
David S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO ASHLYN CONGDON

By:	/s/ David S. Congdon
David S. Congdon, Trustee

EARL E. CONGDON INTANGIBLES TRUST

By:	/s/ David S. Congdon
David S. Congdon, Trustee

Page 16 of 19 pages

KATHRYN W. CONGDON INTANGIBLES TRUST

By:	/s/ David S. Congdon
David S. Congdon, Trustee

HELEN S. CONGDON

/s/ Helen S. Congdon
Helen S. Congdon

Page 17 of 19 pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 10, 2003.

DAVID S. CONGDON

/s/ David S. Congdon
David S. Congdon

DAVID S. CONGDON, Custodian

/s/ David S. Congdon
David S. Congdon, Custodian for Kathryn Congdon, Marilyn Congdon and Ashlyn Congdon

DAVID S. CONGDON REVOCABLE TRUST, dated December 3, 1991

By:	/s/ David S. Congdon
David S. Congdon, Trustee

DAVID S. CONGDON IRREVOCABLE TRUST #1, dated December 1, 1992

By:	/s/ Helen S. Congdon
Helen S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO MARILYN CONGDON

By:	/s/ David S. Congdon
David S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO KATHRYN CONGDON

By:	/s/ David S. Congdon
David S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO ASHLYN CONGDON

By:	/s/ David S. Congdon
David S. Congdon, Trustee

EARL E. CONGDON INTANGIBLES TRUST

By:	/s/ David S. Congdon
David S. Congdon, Trustee

Page 18 of 19 pages

KATHRYN W. CONGDON INTANGIBLES TRUST

By:	/s/ David S. Congdon
David S. Congdon, Trustee

HELEN S. CONGDON

/s/ Helen S. Congdon
Helen S. Congdon

Page 19 of 19 pages